LEAD INVESTOR



Mary Schroeder

Foodie Kid is a rare opportunity to invest in a product that has serious potential to transform the toddler food industry. Christine and her team are at the forefront of rolling out her products nationally with some exceptional retail partners. This fundraising will allow the company the opportunity to bring in the resources needed to implement their growth plan. In this market, this equity valuation is an exceptional value. Very proud and excited to be shareholder.

Invested $1,000 this round & $1,000 previously